United States securities and exchange commission logo





                             April 15, 2022

       Sidney Chan
       Chief Executive and Chief Financial Officer
       ALR Technologies, Inc.
       7400 Beaufont Springs Dr , Suite 300
       Richmond , Virginia 23225

                                                        Re: ALR Technologies,
Inc.
                                                            Form 10-K for the
Year Ended December 31, 2021
                                                            Filed March 22,
2022
                                                            File No. 000-30414

       Dear Mr. Chan:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended December 31, 2021

       Item 9A. Controls and Procedures, page F-32

   1. We note your conclusions that disclosure controls and procedures were effective but internal controls over
financial reporting were ineffective. Please tell us how management was able to conclude
that disclosure controls and procedures were effective given the substantial overlap
with internal controls over financial reporting. Please refer to SEC
                                                        Release No. 33-8238.
Alternatively, please confirm that you will revise future filings to disclose consistent
conclusions for both disclosure controls and procedures and internal controls over financial
reporting.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        You may contact Effie
Simpson at (202) 551-3346 or Kevin Woody, Branch Chief, at
 Sidney Chan
ALR Technologies, Inc.
April 15, 2022
Page 2

(202) 551-3629 with any questions.



                                      Sincerely,
FirstName LastNameSidney Chan
                                      Division of Corporation Finance
Comapany NameALR Technologies, Inc.
                                      Office of Manufacturing
April 15, 2022 Page 2
cc:       Steven Brassard
FirstName LastName